UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
001-37983

CUSIP NUMBER
G87110 105

(Check One):	☒ Form 10-K☐ Form 20-F☐ Form 11-K☐ Form 10-Q☐ Form 10-D☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

PART I — REGISTRANT INFORMATION

TechnipFMC plc
Full Name of Registrant

n/a
Former Name if Applicable

One St. Paul's Churchyard
Address of Principal Executive Office (Street and Number)

London, United Kingdom EC4M 8AP
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
TechnipFMC plc (the “Company,” “we,” or “our”) became a large accelerated filer pursuant to Securities Exchange Act of 1934 for 2018. Consequently, the Company has a shortened filing deadline of 60 days rather than 90 days for its Annual Report on Form 10-K for the year ended December 31, 2018 (the “2018 Form 10-K”). In addition, the Company became subject to the requirements of Section 404(b) of Sarbanes-Oxley for the first time in 2018.
As a result, the Company requires additional time to complete the procedures relating to its year-end reporting process, including the completion of the integrated audit of the Company’s financial statements and procedures relating to management’s assessment of the effectiveness of internal controls and cannot file within the prescribed period without unreasonable effort or expense.
The Company intends to file its 2018 Form 10-K on or before March 15, 2019.
The Company expects that its 2018 Form 10-K audited financial statements will be consistent in all material respects with the 2018 year-end financial results previously reported in its earnings release filed on Form 8-K on February 20, 2019.
Management is completing its assessment of the effectiveness of the Company’s internal controls and will provide details of its assessment in the 2018 Form 10-K. Management has concluded that the prior reported material weaknesses related to foreign exchange adjustments and information technology general controls have been remediated. The previously reported material weakness related to period end financial reporting process and account reconciliations is being remediated, and a new material weakness relating to our accounting for income taxes has been identified. These internal controls findings did not impact the year-end financial results previously reported in our earnings release.
PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Krisztina Doroghazi	33	(0)1 47 78 24 00
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes  ☒    No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  Yes ☒  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please refer to the Company's Form 8-K filed on February 20, 2019 related to the fourth quarter earnings release. Detail regarding significant changes in the Company's results of operations for the year ended December 31, 2018 as compared to the year ended December 31, 2107 are in the Form 8-K.

The Company’s statements included in this Form 12b-25 include forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, and actual events may differ materially from those contemplated by these forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties, including the potential inability of the Company to file the 2018 Form 10-K within the extension period provided by Form 12b-25; the possibility that the audited financial statements included in the 2018 Form 10-K may include material changes from previously reported financial results; the identification of additional issues during the completion of the reporting and audit process relating to the Company’s financial statements, its disclosure controls and procedures or internal control over financial reporting; and such other risk factors as set forth in our filings with the U.S. Securities and Exchange Commission and in our filings with the Autorité des marchés financiers or the U.K. Financial Conduct Authority. The Company undertakes no obligation to revise or update any of our forward-looking statements to reflect actual events or circumstances after the date hereof.

TechnipFMC plc
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 1, 2019	By:	/s/ Krisztina Doroghazi
		Name:	Krisztina Doroghazi
		Title:	Senior Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer and a Duly Authorized Officer)